UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Highlights

o Total accesses came to 97.6 million in June 2017, 74.3 million of which in the mobile segment (+1.4% y-o-y¹) and 23.2 million in the fixed segment (-2.1% y-o-y);

o Mobile market share reached 30.7% in June 2017 (+1.8 p.p. y-o-y);

o Postpaid mobile accesses grew 9.7% y-o-y, reaching market share of 42.3% in June 2017 (19.6 p.p. higher than the second highest market share);

o Mobile ARPU recorded y-o-y growth of 3.6% in 2Q17, fueled by a higher share of postpaid clients in the mix and stronger adoption of data, whose ARPU increased by 30.8% y-o-y in 2Q17;

o Broadband accesses totaled 7.4 million clients in 2Q17 (+2.6% y-o-y), with FTTx² connections accounting for 58.7% of the base, accompanied by y-o-y growth of 8.5% and record FTTH net additions (124 thousand). Broadband ARPU climbed 10.9% y-o-y in 2Q17;

o Net operating services revenue grew 2.3% in 2Q17 over 2Q16 (4.2% up y-o-y, excluding regulatory effects);

o Mobile services revenue climbed by 4.8% y-o-y in 2Q17 (versus 5.0% y-o-y in 1Q17). Excluding the effect from MTR reductions in 2017, this line increased 7.0% over 2Q16. Data and digital services revenue increased 32.4% y-o-y, accounting for 71.8% of mobile services revenue in 2Q17;

o Operating costs³ fell 0.6% in 2Q17 over 2Q16 (LTM IPCA +3.0% in June), reflecting the continuous efforts to reduce costs by focusing on increasing efficiency, synergies and digitalization. Considering the non-recurring effect from the organizational restructuring totaling R$101.2 million in 2Q16, costs fell 1.9%;

o Recurring EBITDA³ totaled R$3,528.4 million in 2Q17, 6.9% up on 2Q16, accompanied by a recurring EBITDA margin³ of 33.0% and y-o-y increase of 1.6 p.p.;

o CAPEX totaled R$1,818.0 million in 2Q17 and R$3,146.2 million in 1H17. Operating cash flow (EBITDA³ - Capex) increased by 17.6% y-o-y in 1H17, to R$3,896.2 million;

o Free Cash Flow from business activities[4] grew 53.4% in 1H17, driven by greater efficiency, optimized allocation of Capex and synergies;

o 4G coverage expansion, reaching more than 1,477 cities (71.4% of population coverage), of which 60 cities with access to 4G+ technology through carrier aggregation, improving customer experience;

o Deployment of fiber to the home (FTTH) to five new cities in 2017 (Barra Mansa, Volta Redonda, Avaré, Campo Limpo Paulista and Lençóis Paulista), now covering a total of 69 cities;

o Net income³ amounted to R$872.9 million in 2Q17, 24.8% up on 2Q16;

1)  y-o-y: annual variation;

2) FTTx includes customers in FTTH (Fiber to the Home) and FTTC (Fiber to the Cabinet) technologies, as well as cable customers;

3) Excludes the non-recurring effect from the sale of towers in 1Q16, positively impacting costs and EBITDA by R$ 513.5 million and the net income by R$ 338.9 million, and the non-recurring effect from the corporate restructuring in 2Q16, negatively impacting costs and EBITDA by R$ 101.2 million and the net income by R$ 66.8 million;

4) Excludes the non-recurring effect from the cleaning of the 700 MHz 4G spectrum in 1Q17 totaling R$ 655.1 million and revenue from the sale of towers totaling R$ 562.1 million, as well as expenses with the provision for the corporate restructuring, amounting to R$ 21.8 million, both in 2Q16.

                                2Q17 Results

         Telefônica Brasil S.A.

Telefonica Brasil S.A. (BM&FBOVESPA: VIVT3 and VIVT4, NYSE: VIV), discloses today its results for the second quarter of 2017, presented in accordance with the International Financial Reporting Standards (IFRS) and with the pronouncements, interpretations and guidelines provided by the Accounting Pronouncements Committee. Totals are subject to differences due to rounding up or down.

HIGHLIGHTS

Consolidated in R$ million	2Q17	2Q16	∆%	1Q17	∆%	6M17	6M16	∆%

Net Operating Revenues	10,697.2	10,510.0	1.8	10,590.1	1.0	21,287.3	20,941.4	1.7

Net Operating Services Revenues	10,434.6	10,200.4	2.3	10,334.2	1.0	20,768.8	20,330.0	2.2

Net operating mobile revenues	6,271.7	5,984.1	4.8	6,208.0	1.0	12,479.7	11,895.2	4.9
Net operating fixed revenues	4,162.9	4,216.3	(1.3)	4,126.2	0.9	8,289.1	8,434.8	(1.7)

Net handset revenues	262.6	309.7	(15.2)	255.9	2.6	518.5	611.4	(15.2)

Operating costs	(7,168.8)	(7,309.7)	(1.9)	(7,076.2)	1.3	(14,245.0)	(13,952.6)	2.1
Recurring Operating costs¹	(7,168.8)	(7,208.5)	(0.6)	(7,076.2)	1.3	(14,245.0)	(14,364.9)	(0.8)

EBITDA	3,528.4	3,200.3	10.3	3,513.9	0.4	7,042.3	6,988.8	0.8
EBITDA Margin %	33.0%	30.5%	2.5 p.p.	33.2%	(0.2) p.p.	33.1%	33.4%	(0.3) p.p.

Recurring EBITDA¹	3,528.4	3,301.5	6.9	3,513.9	0.4	7,042.3	6,576.5	7.1
Recurring EBITDA Margin¹ %	33.0%	31.4%	1.6 p.p.	33.2%	(0.2) p.p.	33.1%	31.4%	1.7 p.p.

Net income	872.9	699.5	24.8	996.2	(12.4)	1,869.1	1,917.7	(2.5)
Recurring Net income¹	872.9	766.3	13.9	996.2	(12.4)	1,869.1	1,645.6	13.6

Capex	1,818.0	1,770.6	2.7	1,328.2	36.9	3,146.2	3,262.5	(3.6)

Operational Cash Flow²	1,710.4	1,530.9	11.7	2,185.8	(21.7)	3,896.2	3,314.0	17.6

Total accesses (thousand)	97,585	97,054	0.5	97,236	0.4	97,585	97,054	0.5
Total mobile accesses	74,335	73,304	1.4	73,997	0.5	74,335	73,304	1.4
Total fixed accesses	23,250	23,750	(2.1)	23,239	0.0	23,250	23,750	(2.1)

1) Excludes the non-recurring effect from the sale of towers in 1Q16, positively impacting costs and EBITDA by R$ 513.5 million and the net income by R$ 338.9 million, and the non-recurring effect from the organizational restructuring in 2Q16, negatively impacting costs and EBITDA by R$ 101.2 million and the net result by R$ 66.8 million;

2) Excludes the non-recurring effect from the cleaning of the 700 MHz 4G spectrum in 1Q17 totaling R$ 655.1 million, in addition to revenue from the sale of towers totaling R$ 562.1 million, and expenses with the provision for the corporate restructuring amounting to R$ 21.8 million, both in 2Q16.

         Telefônica Brasil S.A.

2Q17 Results

Mobile Business

OPERATING PERFORMANCE

Thousand	2Q17	2Q16	∆%	1Q17	∆%	6M17	6M16	∆%

Mobile total accesses	74,335	73,304	1.4	73,997	0.5	74,335	73,304	1.4
Postpaid	34,683	31,629	9.7	33,825	2.5	34,683	31,629	9.7
M2M	5,599	4,598	21.8	5,279	6.0	5,599	4,598	21.8
Prepaid	39,652	41,675	(4.9)	40,171	(1.3)	39,652	41,675	(4.9)
Market Share	30.7%	28.9%	1.8 p.p.	30.5%	0.2 p.p.	30.7%	28.9%	1.8 p.p.
Postpaid	42.3%	42.4%	(0.0) p.p.	42.0%	0.3 p.p.	42.3%	42.4%	(0.0) p.p.
Mobile Broadband (modem only)	50.0%	49.9%	0.1 p.p.	50.3%	(0.3) p.p.	50.0%	49.9%	0.1 p.p.
Net additions	338	33	923.2	219	54.6	557	35	1,477.9
Postpaid	858	370	131.8	435	97	1,292	555	132.8
Market Share of postpaid net additions	59.0%	39.7%	19.3 p.p.	39.3%	19.8 p.p.	50.5%	40.3%	10.2 p.p.
Market penetration¹	116.7%	123.0%	(6.3) p.p.	117.2%	(0.5) p.p.	116.7%	123.0%	(6.3) p.p.
Monthly churn	3.3%	3.3%	0.0 p.p.	3.3%	(0.0) p.p.	3.3%	3.3%	0.0 p.p.
Postpaid ex. M2M	1.8%	1.9%	(0.1) p.p.	1.7%	0.2 p.p.	1.7%	1.8%	(0.1) p.p.
Prepaid	4.6%	4.3%	0.3 p.p.	4.7%	(0.1) p.p.	4.7%	4.4%	0.3 p.p.
ARPU (R$/month)²	28.2	27.2	3.6	28.0	0.7	28.1	27.1	3.8
Voice	8.0	11.8	(32.3)	8.8	(9.4)	8.4	12.3	(31.6)
Data	20.2	15.5	30.8	19.2	5.3	19.7	14.8	33.2
Postpaid ex. M2M ARPU²	52.6	51.3	2.6	52.0	1.3	52.3	50.7	3.2
Prepaid ARPU²	13.1	13.4	(2.4)	13.6	(3.7)	13.3	13.6	(2.0)
M2M ARPU²	3.2	3.3	(3.4)	3.0	4.1	3.1	3.3	(6.5)
MOU¹	154.2	160.3	(3.8)	157.2	(1.9)	155.7	155.8	(0.0)

1) May 2017;

2) ARPU data including intercompany revenue eliminations.

o Total accesses increased 1.4% over 2Q16, to 74,335 thousand. The postpaid segment continues to be worthy of mention, with y-o-y expansion of 9.7%, totaling 34,683 thousand accesses and accounting for 46.7% of mobile accesses, up by 3.5 p.p. in the annual comparison.

o Total market share came to 30.7% in 2Q17 (+1.8 p.p. y-o-y). Telefônica Brasil gained 59.0% of postpaid net additions in the second quarter (50.5% in 1H17), with a market share of 42.3% in June. The Company also has a relevant market share in 4G-technology terminals (34.6% in June 2017), reflecting the quality of the customer base and the Company’s data focused strategy.

o In the second quarter, mobile net additions came to 338 thousand accesses, with postpaid net additions totaling 858 thousand accesses (+131.8% y-o-y) and net prepaid disconnections amounting to 519 thousand accesses, accompanied by a significant migration of prepaid clients to control plans.

o The prepaid customer base contracted by 4.9% in June 2017 over June 2016, due to the migration of prepaid clients to control plans and the continuous adoption of a restrictive policy for disconnecting inactive clients within the criteria established by ANATEL, underlying the Company’s focus on rationality and profitability.

                                2Q17 Results

Telefônica Brasil =

o  The access base continued to expand in the machine-to-machine (M2M) market, reaching 5.6 million customers in June 2017, 21.8% up on the previous year, leading the segment with a market share of 40.8% in June 2017.

o  Total ARPU increased by 3.6% in 2Q17 over 2Q16, fueled by the performance of data ARPU, up by 30.8%. Excluding MTR reductions, total ARPU posted y-o-y growth of 5.7%.

NET OPERATING REVENUE

Consolidated in R$ million	2Q17	2Q16	∆%	1Q17	∆%	6M17	6M16	∆%

Net operating mobile revenues	6,534.3	6,293.7	3.8	6,464.0	1.1	12,998.2	12,506.6	3.9

Net service mobile revenues	6,271.7	5,984.1	4.8	6,208.0	1.0	12,479.7	11,895.2	4.9
Outgoing voice	1,539.9	2,213.3	(30.4)	1,672.2	(7.9)	3,212.0	4,657.2	(31.0)
Interconnection	233.1	327.3	(28.8)	272.7	(14.5)	505.8	684.4	(26.1)
Data plus Digital Services	4,500.5	3,399.7	32.4	4,258.7	5.7	8,759.2	6,508.0	34.6
Messaging P2P	367.9	381.2	(3.5)	372.8	(1.3)	740.7	763.5	(3.0)
Internet	3,530.6	2,450.5	44.1	3,394.2	4.0	6,924.8	4,618.0	50.0
Digital Services	602.0	568.0	6.0	491.8	22.4	1,093.8	1,126.6	(2.9)
Other services	(1.8)	43.8	n.a.	4.5	n.a.	2.7	45.7	(94.2)
Net handset revenues	262.6	309.7	(15.2)	255.9	2.6	518.5	611.4	(15.2)

% Data plus Digital Services Revenues / MSR	71.8%	56.8%	14.9 p.p.	68.6%	3.2 p.p.	70.2%	54.7%	15.5 p.p.

Note: As of 3Q16, for a better understanding of the business and to better reflect the results of our digital initiatives, digital services and VAS revenues were booked under the same line. With this in mind and for comparison purposes, historical figures were reclassified. The complete history of 2015 and 2016 data can be found on our website (www.telefonica.com.br/ir).

Net mobile revenue climbed 3.8% in 2Q17 over 2Q16, due to higher mobile services revenue, 4.8% up y-o-y. The mobile services revenue growth was fueled by the continuous increase in data and digital services revenue, partially offset by lower voice revenue, by the effect of MTR reductions in February 2017 and by lower revenue from the sale of handsets. Excluding the regulatory effect, second-quarter mobile services revenue increased by 7.0% over 2Q16.

    Outgoing voice revenue fell 30.4% over 2Q16, mainly reflecting the higher consumption of data services as a substitute for voice services. The prepaid segment was also influenced by the y-o-y reduction in the volume of recharges due to current macroeconomic conditions.

    Interconnection revenue contracted by 28.8% over 2Q16, mainly due to the MTR tariff reduction in February 2017 (-45.6%).With the normalization of this effect, interconnection revenue increased 11.0% in 2Q17 over 2Q16, thanks to the higher offer of off-net traffic by the industry.

         Telefônica Brasil S.A.

    Data and digital services revenue rose 32.4% y-o-y and continued to be the main source of the Company’s revenue growth, reflecting our strategy focused on data. This performance was influenced by the upselling of data bundles, particularly in postpaid offers, by a higher adoption of family plans and by the higher penetration of smartphones in our customer base. In 2Q17, data and digital services revenue increased to 71.8% of net mobile services revenue, up by 14.9 p.p. y-o-y.

    SMS (P2P Messaging) revenue fell 3.5% y-o-y in 2Q17, reflecting the lower consumption of this service due to its maturity.

    In the second quarter, mobile internet revenue moved up by 44.1% over the same quarter last year and by 4.0% over 1Q17, accounting for 78.4% of 2Q17 data revenue. This performance is directly linked to the growth in postpaid data accesses, particularly in 4G plans, the increased sale of stand-alone data packages and the growth of the smartphone customer base. At the close of 2Q17, 80.8% of our customer base already had smartphones or web phones, 4.3 p.p. up on 2Q16.

    Digital services revenue climbed 6.0% in 2Q17 over 2Q16, mainly due to the inclusion of VAS in control and prepaid plans in the quarter.

    Other services revenue presented a reduction of R$ 46 million over 2Q16, due to a policy change related to the credits concession of the Vivo Valoriza program, which created a positive impact in 2Q16.

    Mobile handset revenue contracted by 15.2% in 2Q17 over 2Q16, mainly due to the Company’s higher selectiveness in the sale of terminals focused on higher-value customers.

Fixed Line Business

OPERATING PERFORMANCE

Thousand	2Q17	2Q16	∆%	1Q17	∆%	6M17	6M16	∆%

Total fixed accesses	23,250	23,750	(2.1)	23,239	0.0	23,250	23,750	(2.1)
Fixed voice accesses	14,168	14,741	(3.9)	14,242	(0.5)	14,168	14,741	(3.9)
Residential	9,178	9,670	(5.1)	9,237	(0.6)	9,178	9,670	(5.1)
Corporate	4,545	4,623	(1.7)	4,561	(0.3)	4,545	4,623	(1.7)
Others	444	448	(0.8)	444	(0.0)	444	448	(0.8)
Fixed broadband	7,435	7,248	2.6	7,336	1.4	7,435	7,248	2.6
FTTx	4,366	4,023	8.5	4,227	3.3	4,366	4,023	8.5
Others	3,069	3,225	(4.8)	3,109	(1.3)	3,069	3,225	(4.8)
Pay TV	1,647	1,761	(6.5)	1,661	(0.9)	1,647	1,761	(6.5)
Voice ARPU (R$/month)	41.7	43.2	(3.4)	41.9	(0.5)	41.8	43.3	(3.4)
Broadband ARPU (R$/month)	49.5	44.6	10.9	48.6	1.9	49.0	44.5	10.1
Pay TV ARPU (R$/month)	95.1	90.6	4.9	94.7	0.4	94.9	89.7	5.8

o The fixed base totaled 23,250 thousand accesses in 2Q17, 2.1% down on 2Q16, mainly influenced by the performance of voice accesses.

o Fixed voice accesses totaled 14,168 thousand in 2Q17, 3.9% down on 2Q16, mainly reflecting the fixed-to-mobile convergence and the voice-to-data substitution. Voice ARPU decreased by 3.4% y-o-y, fueled by the negative impact caused by the reduction of interconnection rates.

o Fixed broadband accesses registered 7.4 million customers in 2Q17, 2.6% more than in 2Q16.The FTTx customer base expanded by 8.5% in 2Q17 over 2Q16, reaching 4,366 thousand accesses, 1.1 million of which in the FTTH technology, 45.1% more than in the previous year. FTTx customers accounted for 58.7% of total broadband accesses, fueling the ARPU uplift, which grew 10.9% in 2Q17 over 2Q16.

o Pay TV accesses contracted by 6.5% y-o-y, closing the second quarter with 1,647 thousand subscribers and a market share of 8.9% in May. IPTV accesses grew 65.4% in 2Q17 over 2Q16, while TV ARPU increased by 4.9%, reflecting the Company’s strategy of focusing on higher-value clients.

NET OPERATING REVENUE

Consolidated in R$ million	2Q17	2Q16	∆%	1Q17	∆%	6M17	6M16	∆%

Net operating fixed revenue	4,162.9	4,216.3	(1.3)	4,126.2	0.9	8,289.1	8,434.8	(1.7)

Voice	1,778.6	1,924.2	(7.6)	1,796.3	(1.0)	3,574.8	3,874.6	(7.7)
Interconnection	43.6	55.7	(21.6)	50.4	(13.5)	94.1	159.5	(41.0)
Broadband¹	1,096.8	968.2	13.3	1,064.0	3.1	2,160.7	1,923.4	12.3
Corporate Data and IT	592.3	609.5	(2.8)	574.4	3.1	1,166.7	1,173.2	(0.6)
Pay TV	472.3	481.6	(1.9)	478.6	(1.3)	950.9	957.6	(0.7)
Other services	179.4	177.2	1.2	162.5	10.3	341.9	346.6	(1.3)

% Non-Voice Revenues² / Net Operating Fixed Revenue	56.2%	53.0%	3.2 p.p.	55.2%	1.0 p.p.	55.7%	52.2%	3.6 p.p.

1) Broadband revenue includes residential clients and SMEs.

2) Non-voice revenue includes revenues for Broadband, Corporate Data and IT, Pay TV and Other Services.

Net revenue from the fixed business fell 1.3% in 2Q17 over 2Q16, impacted by the fixed-to-mobile tariff (VC) and fixed interconnection tariff (TU-RL and TU-RIU) reductions in February 2017, partially offset by the positive evolution in broadband, corporate data and IT revenues. Excluding the negative effect from tariff reductions, net fixed services revenue rose 0.2%.

    Voice revenue fell 7.6% in 2Q17 over 2Q16, mainly due to the maturity of the service and the fixed-to-mobile substitution. Excluding VC reductions (-17.7%), voice revenue fell 4.9% y-o-y.

    Interconnection revenue decreased by 21.6% over 2Q16, due to the reduction in TU-RL (-35.3%) and TU-RIU (-50.9%) in February 2017. Excluding this effect, interconnection revenue contracted by 4.0%, due to lower incoming traffic.

    Broadband revenue rose 13.3% y-o-y, fueled by the increase in ultra-broadband revenue, which accounted for approximately 62.4% of this line in the period and grew 20.1% over the previous year, reflecting the Company’s efforts to expand the base and clients' migration to higher speeds, fueling fiber accesses, whose ARPU is higher.

    Corporate data and IT revenue dropped 2.8% y-o-y in 2Q17, due to the volatility arising from the negotiation of wholesale agreements and large companies agreements.

    Pay TV revenue contracted 1.9% in 2Q17 over 2Q16. The Company continued with its selective strategy for this service, focusing on higher-value products, such as IPTV, which presented a revenue growth of 60.7% y-o-y, in order to improve customer experience and optimize the profitability of this service.

    Other services revenue moved up by 1.2% y-o-y, mainly influenced by the higher revenue from the sale of equipment to corporate clients in 2Q17.

Consolidated Operating Costs

Consolidated in R$ million	2Q17	2Q16	∆%	1Q17	∆%	6M17	6M16	∆%

Operating costs	(7,168.8)	(7,309.7)	(1.9)	(7,076.2)	1.3	(14,245.0)	(13,952.6)	2.1

Personnel	(916.1)	(1,012.2)	(9.5)	(911.9)	0.5	(1,828.0)	(1,932.6)	(5.4)
Costs of services rendered	(2,861.8)	(3,013.1)	(5.0)	(2,911.2)	(1.7)	(5,773.0)	(6,073.5)	(4.9)
Interconnection	(324.6)	(451.2)	(28.1)	(393.0)	(17.4)	(717.6)	(1,007.6)	(28.8)
Taxes and contributions	(449.5)	(478.9)	(6.1)	(457.4)	(1.7)	(906.9)	(934.1)	(2.9)
Third-party services	(1,388.2)	(1,464.8)	(5.2)	(1,415.7)	(1.9)	(2,803.9)	(2,920.7)	(4.0)
Others	(699.5)	(618.2)	13.2	(645.1)	8.4	(1,344.6)	(1,211.1)	11.0
Cost of goods sold	(464.7)	(533.6)	(12.9)	(472.7)	(1.7)	(937.4)	(1,051.6)	(10.9)
Commercial expenses	(2,356.8)	(2,202.5)	7.0	(2,245.4)	5.0	(4,602.2)	(4,362.0)	5.5
Provision for bad debt	(370.8)	(317.0)	17.0	(357.7)	3.7	(728.5)	(661.4)	10.1
Third-party services	(1,884.2)	(1,808.1)	4.2	(1,806.3)	4.3	(3,690.5)	(3,530.4)	4.5
Others	(101.8)	(77.4)	31.5	(81.4)	25.1	(183.2)	(170.2)	7.6
General and administrative expenses	(364.5)	(390.1)	(6.6)	(367.7)	(0.9)	(732.2)	(775.7)	(5.6)
Other net operating revenue (expenses)	(204.9)	(158.2)	29.5	(167.3)	22.5	(372.2)	242.8	n.a.

Recurring Operational Costs¹	(7,168.8)	(7,208.5)	(0.6)	(7,076.2)	1.3	(14,245.0)	(14,364.9)	(0.8)

1) Excludes the non-recurring effect from the sale of towers in 1Q16, positively impacting costs by R$ 513.5 million, and the corporate restructuring in 2Q16, which generated a negative impact of R$ 101.2 million.

The Company’s operating costs, excluding depreciation and amortization expenses, totaled R$7,168.8 million in 2Q17, 1.9% down on 2Q16, in a period when inflation was 3.0% (IPCA). Considering the non-recurring effect from the organizational restructuring in 2Q16, costs fell 0.6% y-o-y.

    Personnel costs reduced by 9.5% in 2Q17 over 2Q16, mainly due to the restructuring of the Company's headcount in 2Q16, which resulted in non-recurring costs of R$ 101.2 million, partially offset by the collective bargaining agreement with base date in September 2016 (average increase of 8.0%). Excluding the non-recurring effect, personnel costs rose 0.6%, remaining below the period’s inflation.

    The cost of services rendered contracted by 5.0% in 2Q17 over 2Q16, positively influenced by VU-M/VC and TU-RL/TU-RIU reductions in February 2017. Excluding this effect, this line reduced 0.4% y-o-y, mainly reflecting increased TV content synergies as of 4Q16, lower expenses with data providers and the optimization of maintenance and conservation services.

    Cost of goods sold (COGS) fell 12.9% in 2Q17 over 2Q16, reflecting the Company’s focus on higher-value clients and profitability.

    Commercial expenses increased 7.0% y-o-y in the second quarter, mainly due to higher commissioning expenses associated with the higher number of postpaid and fixed broadband customers.

    Provisions for bad debt closed 2Q17 at R$370.8 million, 3.7% up on 1Q17, mainly due to higher revenue and a larger postpaid customer base. As a result, bad debt remained stable y-o-y at 2.2% of 2Q17 gross revenue. The Company continued adopting effective collection initiatives and strict credit granting criteria, in the constant pursuit of greater efficiency in identifying clients’ risk profile.

     Third-party services grew 4.2% in 2Q17, influenced by increased commissions and expenses from telesales associated with the growth in the postpaid and ultra-broadband segments, partially offset by the reduction in costs of call center services due to digitalization, the simplification of offers and improved customer experience.

    Second-quarter general and administrative expenses fell 6.6% over the same period last year, fueled by the greater optimization of properties and increased efficiency when contracting third-party services, mainly related to surveillance and cleaning services.

   Other net operating revenues (expenses) totaled an expense of R$204.9 million in 2Q17, R$46.7 million more than in 2Q16, mainly justified by taxes related to other revenues.

Ebitda

    Recurring EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$3,528.4 million in 2Q17, 6.9% up on 2Q16, mainly due to higher mobile revenue and cost-efficiency measures adopted by the Company. Including the non-recurring effect from the provision for organizational restructuring in 2Q16 (R$101.2 million), EBITDA grew 10.3% y-o-y.

    The recurring EBITDA margin stood at 33.0%, with y-o-y increase of 1.6 p.p. in 2Q17 over 2Q16.

Note: Excludes the non-recurring effect from the provision for the organizational restructuring in 2Q16, which generated a negative impact on EBITDA of R$ 101.2 million.

Depreciation and Amortization

Consolidated in R$ million	2Q17	2Q16	∆%	1Q17	∆%	6M17	6M16	∆%

Depreciation and Amortization	(1,957.2)	(1,953.3)	0.2	(1,943.6)	0.7	(3,900.8)	(3,866.6)	0.9
Depreciation	(1,318.0)	(1,312.5)	0.4	(1,292.1)	2.0	(2,610.1)	(2,584.4)	1.0
Amortization of intangibles¹	(289.0)	(298.8)	(3.3)	(289.0)	0.0	(578.0)	(601.9)	(4.0)
Other amortizations	(350.2)	(342.0)	2.4	(362.5)	(3.4)	(712.7)	(680.3)	4.8

 1) Amortization of intangible assets generated by the incorporation of Vivo as of 2Q11 and of GVT as of 2Q15.

The Depreciation and Amortization line expanded 0.2% y-o-y, particularly influenced by the increase in permanent assets, due to the higher investments made by the Company in recent years.

Financial Result

Consolidated in R$ million	2Q17	2Q16	∆%	1Q17	∆%	6M17	6M16	∆%

Net Financial Income	(264.3)	(306.1)	(13.7)	(290.4)	(9.0)	(554.7)	(622.9)	(10.9)

Income from financial investments	180.0	157.7	14.1	190.2	(5.4)	370.2	297.6	24.4
Debt Interest	(240.6)	(253.9)	(5.2)	(294.1)	(18.2)	(534.7)	(547.9)	(2.4)
Monetary and exchange variation	(211.5)	59.4	n.a.	(125.5)	68.5	(337.0)	116.7	n.d.
Gains (losses) on derivative transactions	12.1	(194.8)	n.a.	(49.3)	n.a.	(37.2)	(302.7)	(87.7)
Other financial income (expenses)	(4.3)	(74.5)	(94.2)	(11.7)	(63.2)	(16.0)	(186.6)	(91.4)

Net financial expenses reduced 13.7% (R$ 41.8 million) in 2Q17 over 2Q16, mainly due to lower average net debt and drop in interest rates in the period.

Year-to-date, net financial expenses reduced 10.9% (R$ 68.2 million), also due to lower average net debt and lower interest rates in the period.

Net Income

Net income totaled R$872.9 million in 2Q17, 24.8% more than in the previous year, mainly influenced by the higher EBITDA and improved financial result. Excluding the non-recurring effect from the organizational restructuring in 2Q16, net income grew 13.9% y-o-y.

Capex

Consolidated in R$ million	2Q17	2Q16	∆%	1Q17	∆%	6M17	6M16	∆%

Total	1,818.0	1,770.6	2.7	1,328.2	36.9	3,146.2	3,262.5	(3.6)

Network	1,590.4	1,490.7	6.7	1,193.4	33.3	2,783.7	2,819.2	(1.3)
Technology / Information System	172.8	224.5	(23.0)	110.2	56.7	283.0	350.9	(19.3)
Products and Services, Channels, Adm. and others	54.8	55.5	(1.2)	24.6	123.4	79.4	92.4	(14.1)
Licenses	0.0	0.0	n.a.	0.0	n.a.	0.0	0.0	n.a.

Capex / Net operating revenue	17.0%	16.8%	0.1 p.p.	12.5%	4.5 p.p.	14.8%	15.6%	(0.8) p.p.

Capex totaled R$1,818.0 million in 2Q17, representing 17.0% of net operating revenue. The amount invested reflects the quarter’s seasonality.

During the first half of 2017, the Company continued to invest mainly in the expansion of its network capacity and 4G coverage, FTTH rollout in new cities and increase of FTTx penetration.

In 1H17, the Company added 961 cities to its 4G coverage, totaling 1,477 cities at the end of June 2017, as shown in the chart below:

Cash Flow¹

Consolidated in R$ million	2Q17	2Q16	∆ R$	1Q17	∆ R$	6M17	6M16	∆ R$

Recurring EBITDA	3,528.4	3,301.5	226.9	3,513.9	14.5	7,042.3	6,576.5	465.8

Investments (CAPEX)	(1,818.0)	(1,770.6)	(47.4)	(1,328.2)	(489.8)	(3,146.2)	(3,262.5)	116.3
Payment of interest, taxes and other financial exp (rev)	(244.0)	(171.1)	(72.9)	(410.3)	166.3	(654.2)	(630.0)	(24.2)
Working capital variation	492.2	134.6	357.5	(1,097.7)	1,589.8	(605.5)	(965.8)	360.4
Other receivables/payments	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

Free Cash Flow of business activity	1,958.7	1,494.5	464.2	677.8	1,280.9	2,636.5	1,718.2	918.3

Payment of spectrum	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Receipt of tower sale	0.0	562.5	(562.5)	0.0	0.0	0.0	562.5	(562.5)
Non-recurring items¹	0.0	(21.8)	21.8	(655.1)	655.1	(655.1)	(21.8)	(633.3)

Free Cash Flow after extraordinaries	1,958.7	2,035.2	(76.5)	22.7	1,935.9	1,981.4	2,258.9	(277.5)

1) The criteria used for cash flow excludes amounts paid as income tax from the allocation of interest on equity, which were previously included in the calculation.

2) Payment related to the cleaning of the 700 MHz 4G spectrum, totaling R$ 655.1 million in 1Q17 and revenue from the sale of towers totaling R$ 562.1 million, as well as expenses with the provision for the corporate restructuring, amounting to R$ 21.8 million, both in 2Q16.

    Free cash flow from business activities totaled R$1,958.7 million in 2Q17, increasing by R$1,280.9 million compared to the previous quarter, mainly due to the payment of the Fistel tariff in March.

    In 2Q17 over 2Q16, this line recorded growth of R$464.2 million, mainly due to an increase of operating result. Year-to-date, we presented a growth of R$ 918.3 million, reflecting the increase of the operating results and lower investment levels in the period.

Indebtedness

Loans and Financing (in R$ million)

June 2017
Consolidated	Currency	Annual Interest Rate	Due Date	Short-term	Long-term	Total

Local currency

BNDES	UR LTIR	LTIR + 0.0% to 4.08%	Until 2023	601.7	1,247.9	1,849.6
BNDES	R$	2.5% to 6.0%	Until 2023	104.5	188.5	292.9
BNDES	R$	SELIC D-2 + 2.32%	Until 2023	31.7	330.0	361.6
BNB	R$	7.0% to 10.0%	Until 2022	15.1	62.2	77.3
Confirming	R$	107.7% to 115.7% of CDI	Until 2018	504.9	-	504.9
Debentures 4th issue - Series 3	R$	IPCA + 4%	Until 2019	1.1	38.5	39.5
Debentures 1st issue - Minas Comunica	R$	IPCA + 0.5%	Until 2021	-	99.1	99.1
Debentures 3rd issue - Single Series	R$	100% of CDI + 0.75 spread	Until 2017	2,069.5	-	2,069.5
Debentures 4th issue - Single Series	R$	100% of CDI + 0.68 spread	Until 2018	1,325.8	-	1,325.8
Debentures 5th issue - Single Series	R$	108.25% of CDI	Until 2022	90.7	1,995.8	2,086.5
Financial Leases	R$	-	Until 2033	40.6	332.0	372.6
Contingent Consideration	R$	-	Until 2025	-	432.9	432.9

Foreign currency

Resolution 4131	US$	2.05% and Libor + 2.00%	Until 2017	613.4	-	613.4
BNDES	UMBND	ECM + 2.38%	Until 2019	141.3	155.0	296.3

Total				5,540.2	4,881.8	10,422.0

NET FINANCIAL DEBT				L.T. OBLIGATIONS
				(R$ million)
Consolidated in R$ million	06/30/2017	03/31/2017	06/30/2016	June 2017
Short-term Debt	5,540.2	4,455.1	1,643.7	Year	Amount
Long-term Debt	4,881.8	6,367.8	6,983.7	2018	574.1
Total Debt	10,422.0	10,822.9	8,627.3	2019	822.7
Cash and cash equivalents	(7,458.4)	(6,296.1)	(5,717.1)	2020	393.6
Net derivatives position	(77.2)	22.3	(11.7)	2021	1,258.0
Net debt	2,886.4	4,549.1	2,898.5	After 2021	1,833.4
Net debt/EBITDA¹	0.21	0.33	0.21	Total	4,881.8

1) Contemplates application in the BNB as a guarantee for the loan given to that bank.

2) LTM EBITDA.

    The Company closed the second quarter with a gross debt of R$10,422.0 million, 8.7% of which denominated in foreign currency. The reduction in gross debt compared to the first quarter is related to the settlement of loans and financing in the period. Currently, foreign exchange exposure of debt is covered by hedge operations.

    Net debt totaled R$2,886.4 million at the close of 2Q17, accounting for 0.21x LTM EBITDA. In 2Q17 over 1Q17, net debt contracted by R$1,662.7 million, essentially due to the operating cash flow generation in the period.

Capital Market

Telefonica Brasil's common (ON) and preferred (PN) shares are traded on the B3 under the tickers VIVT3 and VIVT4, respectively. The Company's ADRs are traded on the NYSE, under the ticker VIV.

VIVT3 shares closed 2Q17 at R$36.32, recording year-to-date depreciation of 0.2%, while VIVT4 shares closed the quarter at R$44.90, up by 1.9% in 2017, versus an increase of 4.4% of the Bovespa Index (Ibovespa). Year-to-date total shareholder return (TSR) reached 2.7% for preferred shares and 0.7% for common shares.

The Company's ADRs ended the quarter at US$13.49, 0.8% up in 2017, versus an 8.0% increase in the Dow Jones' index in the same period.

In 1H17, the daily traded volume of VIVT3 and VIVT4 averaged R$961.6 thousand and R$81,987.1 thousand, respectively. The daily traded volume of ADRs averaged US$21,612.8 thousand in the same period.

The chart below shows the Company’s stock performance:

Capital Stock

June 30, 2017	Common	Preferred	Total

Controlling Company	540,033,264	704,207,855	1,244,241,119
	94.47%	62.91%	73.58%
Minority shareholders	29,320,789	415,132,512	444,453,301
	5.13%	37.09%	26.28%
Treasury shares	2,290,164	339	2,290,503
	0.40%	0.00%	0.14%
Total number of shares	571,644,217	1,119,340,706	1,690,984,923

Book Value per share:	R$ 40.66
Subscribed/Paid-in Capital:	R$ 63,571.4	Million

Dividends

The Board of Directors’ meeting of June 19, 2017 approved the payment of interest on equity related to fiscal year 2017, totaling the gross amount of R$95.0 million. The payment will be made until the end of fiscal year 2018, on a date to be defined by the Board of Executive Officers to holders of common and preferred shares of record on June 30, 2017. The table below shows the amounts to be distributed per share:

2017	Deliberation	Shareholding Position	Gross Amount (reais million)	Net Amount (reais million)	Shares	Gross amount per share (reais)	Net amount per share (reais)	Payment beginning date
IOC	06/19/2017	06/30/2017	95.0	80.8	ON	0.052759	0.044845	Up to 12/31/2018
(based on May-17)					PN	0.058035	0.049330
IOC	03/20/2017	03/31/2017	350.0	297.5	ON	0.194377	0.165220	Up to 12/31/2018
(based on Feb-17)					PN	0.213814	0.181742
IOC	02/13/2017	02/24/2017	180.0	153.0	ON	0.099965	0.084970	Up to 12/31/2018
(based on Jan-17)					PN	0.109962	0.093467

2016	Deliberation	Shareholding Position	Gross Amount (reais million)	Net Amount (reais million)	Shares	Gross amount per share (reais)	Net amount per share (reais)	Payment beginning date
Dividends	04/26/2017	04/26/2017	1,914.0	1,914.0	ON	1.062955	1.062955	12/13/2017
(based on Dec-16)					PN	1.169250	1.169250
IOC	12/19/2016	12/30/2016	604.1	513.5	ON	0.335519	0.285191	12/13/2017
(based on Nov-16)					PN	0.369071	0.313710
IOC	09/19/2016	09/30/2016	650.0	552.5	ON	0.360985	0.306837	08/22/2017
(based on Aug-16)					PN	0.397084	0.337521
IOC	06/17/2016	06/30/2016	161.0	136.9	ON	0.089413	0.076001	08/22/2017
(based on May-16)					PN	0.098355	0.083601
IOC	04/18/2016	04/29/2016	220.0	187.0	ON	0.122180	0.103853	08/22/2017
(based on Mar-16)					PN	0.134398	0.114238
IOC	03/18/2016	03/31/2016	337.0	286.5	ON	0.187157	0.159083	08/22/2017
(based on Feb-16)					PN	0.205873	0.174992
IOC	02/19/2016	02/29/2016	200.0	170.0	ON	0.111072	0.094412	08/22/2017
(based on Jan-16)					PN	0.122180	0.103853

Additional Notes

    On July 3, 2017, the Company announced that on that date its wholly-owned subsidiary Telefônica Data S.A. (“TData”) acquired all the shares issued by Terra Networks Brasil S.A. (“Terra Networks”), held by SP Telecomunicações Participações S.A. (“SPTE”), the Company’s controlling shareholder (“Transaction”).

    Terra Networks renders digital (own and third-party value-added services (“VAS”) and carrier billing, as well as mobile channels for sales and relationship) and advertising services.

TData is a company dedicated to the exploration of VAS, as well as integrated business solutions in telecommunications, technical assistance of telecommunications equipment and network maintenance of equipment and networks and development of projects.

The purpose of the Transaction is to expand and integrate the commercial offer of digital services that can add immediate value to TData's and the Company’s customer base, as well as generate TData's service offers to Terra Networks' customer base and service subscribers and, thanks to Terra Networks' national coverage and expertise, generate leverage for TData's advertising business. In addition, since the Company has the skills to create new digital media products for mobile and advertising and Terra Networks has know-how in customer services, selling and operating digital services for specific customers, the acquisition by TData will also facilitate the exchange of know-how between the companies involved and maximize the unification of the commercial conditions agreed with TData’s and Terra Networks’ suppliers, as well as with regular suppliers.

The total price paid by TData as consideration for the acquisition of the shares issued by Terra Networks was R$ 250 million, in a single installment, with no need for any financing, using only cash available from TData. Such value was calculated based on the economic value of the company, using the discounted cash flow criteria, and supported by an appraisal report contracted by TData's Management.

The Transaction is subject to the conditions usually applicable to this type of deal and was preceded by a legal and financial audit of Terra Networks and valuation by an independent company. In addition, the respective sale and purchase agreement contains terms and provisions common to this type of transaction.

The Transaction is not subject to the obtainment of any regulatory authorizations or approvals by the Company's bodies. The Transaction, as designed, does not change the Company's shareholding structure nor causes any dilution to its shareholders, generating value to them through accelerated growth of digital services and increased operational efficiency. In addition, there are no relevant costs related to the Transaction.

INCOME STATEMENT

Consolidated in R$ million	2Q17	2Q16	∆%	1Q17	∆%	6M17	6M16	∆%

Gross operating revenues	16,553.2	16,036.4	3.2	16,570.4	(0.1)	33,123.6	32,035.0	3.4

Net Operating Revenues	10,697.2	10,510.0	1.8	10,590.1	1.0	21,287.3	20,941.4	1.7

Mobile	6,534.3	6,293.7	3.8	6,464.0	1.1	12,998.2	12,506.6	3.9
Fixed	4,162.9	4,216.3	(1.3)	4,126.2	0.9	8,289.1	8,434.8	(1.7)

Operating costs	(7,168.8)	(7,309.7)	(1.9)	(7,076.2)	1.3	(14,245.0)	(13,952.6)	2.1

Personnel	(916.1)	(1,012.2)	(9.5)	(911.9)	0.5	(1,828.0)	(1,932.6)	(5.4)
Costs of services rendered	(2,861.8)	(3,013.1)	(5.0)	(2,911.2)	(1.7)	(5,773.0)	(6,073.5)	(4.9)
Interconnection	(324.6)	(451.2)	(28.1)	(393.0)	(17.4)	(717.6)	(1,007.6)	(28.8)
Taxes and contributions	(449.5)	(478.9)	(6.1)	(457.4)	(1.7)	(906.9)	(934.1)	(2.9)
Third-party services	(1,388.2)	(1,464.8)	(5.2)	(1,415.7)	(1.9)	(2,803.9)	(2,920.7)	(4.0)
Others	(699.5)	(618.2)	13.2	(645.1)	8.4	(1,344.6)	(1,211.1)	11.0
Cost of goods sold	(464.7)	(533.6)	(12.9)	(472.7)	(1.7)	(937.4)	(1,051.6)	(10.9)
Commercial expenses	(2,356.8)	(2,202.5)	7.0	(2,245.4)	5.0	(4,602.2)	(4,362.0)	5.5
Provision for bad debt	(370.8)	(317.0)	17.0	(357.7)	3.7	(728.5)	(661.4)	10.1
Third-party services	(1,884.2)	(1,808.1)	4.2	(1,806.3)	4.3	(3,690.5)	(3,530.4)	4.5
Others	(101.8)	(77.4)	31.5	(81.4)	25.1	(183.2)	(170.2)	7.6
General and administrative expenses	(364.5)	(390.1)	(6.6)	(367.7)	(0.9)	(732.2)	(775.7)	(5.6)
Other net operating revenue (expenses)	(204.9)	(158.2)	29.5	(167.3)	22.5	(372.2)	242.8	n.a.

EBITDA	3,528.4	3,200.3	10.3	3,513.9	0.4	7,042.3	6,988.8	0.8
EBITDA Margin %	33.0%	30.5%	2.5 p.p.	33.2%	(0.2) p.p.	33.1%	33.4%	(0.3) p.p.

Depreciation and Amortization	(1,957.2)	(1,953.3)	0.2	(1,943.6)	0.7	(3,900.8)	(3,866.6)	0.9
Depreciation	(1,318.0)	(1,312.5)	0.4	(1,292.1)	2.0	(2,610.1)	(2,584.4)	1.0
Amortization of intangibles	(289.0)	(298.8)	(3.3)	(289.0)	0.0	(578.0)	(601.9)	(4.0)
Others amortizations	(350.2)	(342.0)	2.4	(362.5)	(3.4)	(712.7)	(680.3)	4.8

EBIT	1,571.2	1,247.0	26.0	1,570.3	0.1	3,141.5	3,122.2	0.6

Net Financial Income	(264.3)	(306.1)	(13.7)	(290.4)	(9.0)	(554.7)	(622.9)	(10.9)
Income from financial investments	180.0	157.7	14.1	190.2	(5.4)	370.2	297.6	24.4
Debt Interest	(240.6)	(253.9)	(5.2)	(294.1)	(18.2)	(534.7)	(547.9)	(2.4)
Monetary and exchange variation	(211.5)	59.4	n.a.	(125.5)	68.5	(337.0)	116.7	n.a.
Gains (losses) on derivative transactions	12.1	(194.8)	n.a.	(49.3)	n.a.	(37.2)	(302.7)	(87.7)
Other financial income (expenses)	(4.3)	(74.5)	(94.2)	(11.7)	(63.2)	(16.0)	(186.6)	(91.4)

Gain (loss) on investments	0.5	0.5	0.0	0.8	(37.5)	1.3	0.7	85.7

Taxes	(434.5)	(241.9)	79.6	(284.5)	52.7	(719.0)	(582.3)	23.5

Net income	872.9	699.5	24.8	996.2	(12.4)	1,869.1	1,917.7	(2.5)

BALANCE SHEET

Consolidated in R$ million	06/30/2017	12/31/2016	∆%

ASSETS	104,356.5	102,066.2	2.2

Current assets	21,251.0	18,398.9	15.5
Cash and cash equivalents	7,447.1	5,105.1	45.9
Accounts receivable from customers	10,176.6	9,934.2	2.4
Provision for doubtful accounts	(1,402.7)	(1,232.5)	13.8
Inventories	389.9	410.4	(5.0)
Recoverable taxes	2,914.3	3,027.2	(3.7)
Escrow deposits and frozen assets	317.5	302.4	5.0
Derivative financial instruments	86.2	68.9	25.1
Prepaid expenses	882.4	343.1	157.2
Other assets	439.7	440.1	(0.1)

Non-Current Assets	83,105.5	83,667.3	(0.7)
Accounts receivable from customers	448.9	472.8	(5.1)
Provision for doubtful accounts	(170.6)	(167.4)	1.9
Financial Investments	82.0	78.2	4.9
Recoverable taxes	450.5	476.9	(5.5)
Deffered taxes	134.6	27.5	389.5
Escrow deposits and frozen assets	6,260.7	6,049.1	3.5
Derivative financial instruments	100.2	144.1	(30.5)
Other assets	110.9	92.0	20.5
Investments	94.6	85.7	10.4
Property, plant and equipment, net	31,811.1	31,924.9	(0.4)
Intangible assets, net	43,782.6	44,483.5	(1.6)

LIABILITIES	104,356.5	102,066.2	2.2

Current liabilities	22,203.7	20,438.5	8.6
Payroll and related charges	737.3	760.6	(3.1)
Suppliers and accounts payable	7,107.2	7,611.2	(6.6)
Taxes	1,822.7	1,770.7	2.9
Loans and financing	2,053.1	2,543.0	(19.3)
Debentures	3,487.1	2,120.5	64.4
Dividends and interest on shareholders equity	4,569.7	2,195.0	108.2
Provisions	1,288.3	1,183.6	8.8
Derivative financial instruments	107.0	183.2	(41.6)
Deferred revenues	468.2	429.9	8.9
Authorization licenses	135.4	955.0	(85.8)
Other liabilities	427.7	685.8	(37.6)

Non-Current Liabilities	13,495.4	12,383.3	9.0
Payroll and related charges	16.6	11.0	50.9
Taxes	46.5	49.1	(5.3)
Deferred taxes	584.0	0.0	n.a.
Suppliers and accounts payable	0.0	71.9	n.a.
Loans and financing	2,748.4	3,126.8	(12.1)
Debentures	2,133.4	1,433.8	48.8
Provisions	6,929.2	6,625.6	4.6
Derivative financial instruments	2.2	1.4	57.1
Deferred revenues	446.6	511.8	(12.7)
Lincence of authorization	112.8	93.5	20.6
Other liabilities	475.7	458.4	3.8

Shareholders' equity	68,657.4	69,244.4	(0.8)
Capital Stock	63,571.4	63,571.4	0.0
Capital Reserve	1,272.5	1,272.5	0.0
Profit Reserve	2,480.4	2,475.0	0.2
Additional proposed dividends	0.0	1,914.0	n.a.
Other comprehensive income	21.5	11.5	87.0
Accumulated profits	1,311.6	0.0	n.a.

EXHIBIT – Broadband Data

In 1Q17, in view of the progress with system unification and CRM of fixed customers between Vivo and GVT, the company refined its customer segmentation. Consequently, there have been some historical reclassifications in the evolution of accesses between technologies in 2016. The new figures are presented in the table below.

Thousand	1Q16	2Q16	3Q16	4Q16	1Q17	2Q17

Total	7,214	7,248	7,310	7,296	7,336	7,435

FTTx	3,955	4,023	4,115	4,146	4,227	4,366
FTTH	692	747	827	887	959	1,083
Other	3,259	3,225	3,194	3,150	3,109	3,069

Note: The new base, which includes reclassifications, is available on our website (www.telefonica.com.br/ir).

Conference Call

English

Date: July 26, 2017 (Wednesday)

Time: 10:00 a.m. (Brasilia) and 9:00 a.m. (New York)

Telephone: +1 (412) 717-9224

Access Code: Telefônica Brasil

Click here to access the webcast.

A replay of the conference call can be accessed, one hour after the event, until August 7, 2017. Telephone: +1 (412) 317-0088 - Code: 10108801#

Telefônica Brasil - Investor Relations

Eduardo Navarro David Melcon Luis Plaster João Pedro Carneiro

Av. Eng. Luis Carlos Berrini, 1376 - 28º Andar – Cidade Monções – SP – 04571-000

Telephone: +55 11 3430-3687 E-mail: ir.br@telefonica.com Information available on the website: http://www.telefonica.com.br/ir

This document may contain forward-looking statements. Such statements do not constitute historical facts and merely reflect the expectations of the Company's management. Such terms as "anticipate", "believe", "estimate", "expect", "foresee", "intend", "plan", "project", "target" and similar, are intended to identify such statements, which evidently involve risks and uncertainties, both foreseen and unforeseen by the Company. Consequently, the Company's future operating results may differ from present expectations and readers should not place undue reliance on the information contained herein. These forward-looking statements express opinions formed solely on the date on which they were issued and the Company is under no obligation to update them in line with new information or future developments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 25, 2017	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director